SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑   Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:	February 13, 2025

KT Corporation

	By:	/s/ Youngkyoon Yun
	Name:	Youngkyoon Yun
	Title:	Vice President

	By:	/s/ Sanghyun Cho
	Name:	Sanghyun Cho
	Title:	Director

Decision to Enter into a Trust Contract to Acquire Treasury Shares

	1. Contract amount(KRW)	250,000,000,000

	2. Contract period	February 14, 2025 ~ August 13, 2025

	3. Purpose of contract	Implementation of ‘ KT Corporate Value-Up Plan” (Share buyback and Cancellation)

	4. Trust contract agent	Shinhan Securities Co., Ltd.

	5. Scheduled contract date	February 14, 2025

	6. Number of treasury shares before contract	6,188,739 (2.46% of total shares))

	7. Date of resolution by the BoD	February 13, 2025

-Attendance of outside directors	Present (No.)	8
	Absent (No.)	0

	8. Entrusted Investment Broker	Shinhan Securities Co., Ltd.

	9. Expected number of shares to be acquired	5,537,099

	10. Price of Shares to be Acquired (KRW)	45,150

	11. Expected Holding Period After Acquisition	Acquired treasury shares will be canceled after the termination of the trust contract

12. Additional Details Relevant to Investment Consideration

•  In accordance with the ‘KT Corporate Value-Up Plan’, the company plans to purchase treasury shares worth 250 billion KRW and cancel all acquired shares to enhance corporate value. Please refer to the ‘Corporate Value-Up Plan’ announced on November 5, 2024, for more details.

•  The ‘Contract amount (KRW)’ mentioned above is based on the amount resolved by the Board of Directors on this day.

•  Item 9 above is calculated based on Item 1 and Item 10, and is subject to change depending on future share price fluctuations.

•  Item 10 above is based on the closing price of the day before the board resolution (February 12, 2025: 45,150 KRW) and is subject to change depending on future share price fluctuations.

•  Regarding Item 11, the shares are expected to be canceled after the termination of the trust contract. However, if the foreign ownership limit (49%) under Article 8 of the Telecommunications Business Act is exhausted at that time, the shares acquired through this board resolution will be canceled at the earliest possible time.